FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   “Carl R. Jonsson”

Name:   Carl R. Jonsson

Title:   Director

Dated:   May 31, 2004

Exhibit Index

Exhibit

Description

1

2003 Annual Meeting Material

NOTICE OF ANNUAL GENERAL

MEETING OF THE SHAREHOLDERS

ACREX VENTURES LTD.

TAKE NOTICE that the Annual Meeting of the Shareholders of ACREX VENTURES LTD. (hereinafter called the "Company") will be held in the Board Room, 1710 -1177 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, Canada, on Tuesday, June 17, 2003 at the hour of 10:00 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to the Shareholders from the Board of Directors.

2.

Receiving and considering audited financial statements of the Company and the Auditor's Report thereon.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Considering approval of Directors' actions and activities during the period since the last shareholders' meeting.

6.

Considering approval of a Stock Option Plan.

7.

Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of Proxy and to return it by mail or fax to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 10:00 a.m. (Toronto local time) on Friday, June 13, 2003.

DATED at Vancouver, British Columbia, May 20, 2003.

BY ORDER OF THE BOARD

INFORMATION CIRCULAR

WITH RESPECT TO SOLICITATION OF PROXIES BY MANAGEMENT OF ACREX VENTURES LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 1710 -1177 WEST HASTINGS STREET, VANCOUVER, B.C., CANADA ON THE 17th DAY OF JUNE, 2003.

PROXIES:

(a)

A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE.  A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b)

A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK.  A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c)

The shares represented by the proxies submitted by the shareholders will be voted in accordance with the directions, if any, given in the proxies.

(d)

A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend, as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e)

A form of Proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 10:00 a.m. (Toronto local time) on Friday, June 13, 2003.

REVOCABILITY OF PROXY:

A shareholder giving a proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the Registered Office of the Company at 1710 - 1177 West Hastings Street, Vancouver, B.C., on or before the day of the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION:

This solicitation is made on behalf of Management of the Company and the cost of it will be borne by the Company.  No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON:

No Director or Officer, past, present or nominated, or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or  general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF:

(a)

There are 9,573,616 shares of the Company outstanding, all of one class known as common.  All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b)

Shareholders entitled to vote at the Meeting will be those of record as of 10:00 a.m. (Vancouver local time) on Monday, June 16, 2003.  The record date established to determine who is entitled to receive a copy of the Notice of Meeting is May 9, 2003.

(c)

To the best of the knowledge of the Company there are no shareholders holding individually, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company, except T.J. Malcolm Powell, who holds, directly or indirectly, 1,283,415 shares.

ELECTION OF DIRECTORS:

The following persons are proposed to be nominated for election as Directors at the Annual Meeting.  Their terms of office as Directors will expire as of the date of the Meeting, but other offices held by them with the Company will be continued unless they are not re-elected Directors.  All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

Name and present office held	Five Year History of Principal Occupations	No. of Shares directly or indirectly beneficially held
THEODORE JAMES MALCOLM POWELL (1) Richmond, B.C. Director, President and Chief Executive Officer	Businessman; engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.	1,283,415
FRANK A. LANG Vancouver, B.C. Director and Chairman of the Board	Director, President, CEO and/or Chairman of the Boards of Directors of the various companies which have comprised the Lang Group of Companies	253,333
CARL R. JONSSON Vancouver, B.C. Director & Secretary	Principal in Vancouver law firm Tupper Jonsson & Yeadon - the Solicitors for the Company; Director of various public companies	220,125
GREGORY G. CROWE (1) Bowen Island, B.C. Director	Geological Consultant to numerous companies involved in mineral exploration. Until December, 1997, director, officer and employee of Yuma Copper Corporation	23,196
ARTHUR G. TROUP (1) West Vancouver, B.C. Director	Since January, 1997 Vice-President, Exploration of the principal companies comprising the Lang Group of Companies. Prior to that self-employed as geological consultant	35,100

(1)

Members of the Audit Committee

STATEMENT OF EXECUTIVE COMPENSATION

Interpretation

Form 41 of the Securities Act (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The Company has had in the period since the commencement of its last full fiscal year - i.e. since January 1, 2002 - two executive officers, Messrs. Theodore James Malcolm Powell and Carl R. Jonsson.  Compensation for each of the executive officers of the Company for the fiscal year ended December 31, 2002 is set out below:

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and principal positions during period ending December 31, 2002	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	Long term Incentive plan Payouts ($)	All Other Compen- sation ($)
Theodore James Malcolm Powell Director and President	Nil	Nil	42,000(2)	(3)	Nil	Nil	Nil
Carl R. Jonsson Director and Secretary	Nil	Nil	Nil(1)	(3)	Nil	Nil	(1)

(1)

The Company incurred legal fees during fiscal year 2001 with the law firm of which Carl Jonsson is a Partner, of $38,750.  Some portion of that amount would have accrued to the personal benefit of Mr. Jonsson.

(2)

During the fiscal year the Company paid management fees to a company which is wholly owned by the Company’s President.  A further $6,628 was paid to that company for equipment rental.

(3)

Effective June 3, 2002 options on 200,000 shares were granted to the President and options on 50,000 shares were granted to the Secretary.  They are exercisable at $0.30 per share.

(a)

The Company did not, in the last completed fiscal year, pay any direct remuneration to its directors or senior officers.

(b)

The Company does not provide any pension, retirement plan or other direct or indirect remuneration for its Directors or officers that constitutes an expense to the Company.

(c)

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, or proposed nominee for election as a director or associate of any such person.

APPOINTMENT OF AUDITORS:

The Company will move to reappoint Bedford Curry & Co., Chartered Accountants, of Vancouver, British Columbia, as the Auditors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING:

In addition to the appointment of Directors and Auditors and approval of Financial Statements, the Meeting will be asked to consider the following items:

(a)

Approval of the Annual Report to the Shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the Meeting.

(b)

Approval and ratification of all of the Directors' actions during the period since the last Annual Meeting of the Shareholders.

(c)

Approval of a Stock Option Plan, adopted by the Board of Directors of the Company effective April 10, 2003.  The Plan has been structured to comply with the rules of the TSX Venture Exchange (“Exchange”).  The principal features and terms of the Plan are:

(1)

The aggregate number of shares which may be subject to option at any one time may not exceed 10% of the issued shares of the Company as of that date – including options granted prior to the adoption of the Plan;

(2)

When options are exercised their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

(3)

Options may not be granted to any one Optionee which would exceed 5% of the issued shares of the Company in any 12-month period;

(4)

No more than 2% of the issued shares of the Company may be optioned at any one time to consultants or investor relations agents to the Company;

(5)

Options may not be granted for a term exceeding 5 years – which will be, if the Optionee dies, to a term of one year following the date of death – and if the Optionee ceases to be qualified to receive options from the Company within 30 days after the date of such cessation;

(6)

Options granted under the Plan may not be assigned by the Optionees;

(7)

The Plan is a “rolling” plan.  This means that if options that are outstanding under the Plan are exercised additional options can be granted – so long as the total, with the new options, does not cover in excess of 10% of the issued shares of the Company outstanding on that date.

Copies of the Plan will be available at the General Meeting of the Shareholders.  Copies of the Plan can be secured, in advance of the Meeting, by registered or beneficial shareholders of the Company upon request made to the Company at:

Acrex Ventures Ltd.

1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

Tel:  (604) 687-4622

Fax:  (604) 687-4212

As the Company, as of the date of this Information Circular, has 9,573,616 issued shares, options cannot be granted on this date as to more than 957,362 shares of the Company.   Effective June 30, 2002 the Company granted options to its directors, officers and service providers as to a total of 740,000 shares of the Company exercisable at $0.30 per share.  The existing options will become subject to the Plan upon its acceptance for filing by the Exchange.

Shares issued upon the exercise of stock options must be legended with the applicable hold period.  As the Company has filed a current Annual Information Form filed with the B.C. Securities Commission the hold period presently applicable to securities issued by the Company is 4 months – measured from the date the options were granted.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation to Management in the event discretionary authority is provided in the Proxy will be voted on such matters in accordance with the best judgement of the person voting the Proxy.

Compliance with Corporate Governance Rules and Recommendations

The Board of Directors of the Company explicitly assumes responsibility for the stewardship of the Company.  It satisfies the only corporate governance rule binding on the Company – namely the appointment and maintenance of an Audit Committee.  The Canadian securities commissions have published recommendations and guidelines with respect to corporate governance.  However, because these are not rules which are binding on the Company and because the Company has only a small Board of Directors no other specific corporate governance rules have been explicitly adopted.

ADVANCE NOTICE of the Meeting was, pursuant to Section 135 of the B.C. Company Act, published in The Province, Vancouver, British Columbia, on April 21, 2003.

DATED:  May 20, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

ACREX VENTURES LTD.

REPORT TO SHAREHOLDERS

2002 was an important and pivotal year for the Company.  It succeeded in completing the filing of a Prospectus effective February 20, 2002.  As a result, it was able, through the agent appointed pursuant to the Prospectus, to publicly sell 3,974,667 Units – receiving gross proceeds of $1,249,975.10.

Effective August 8, 2002 the Company closed a private placement sale of 633,333 Units at a price of $0.30 per Unit to provide itself with proceeds of $189,999.90.

The Units that were sold all consisted of 1 share of the Company and one warrant entitling the purchase of an additional share of the Company – at varying one or two year periods and at exercise prices of $0.35 or $0.40 per share.   To date 5,000 of the warrants have been exercised at $0.30 per share.

The Company, by an agreement dated September 1, 2001, had obtained an option to earn a 60% interest in the Michaud property near Timmins, Ontario.  The Company was able to satisfy its first year’s obligations with respect to work on the Michaud property by conducting, in mid-2002, a drilling programme on the property which consisted of 9 drill holes averaging depths of up to 300 meters – for a total of 3,038.5 meters (approximately 9,969 feet) – at a cost of approximately $400,000.  The drilling programme was preceded by small geophysical programmes on portions of the property and a compilation, review and assessment of all available existing data on work done on the property by previous owners or optionees.

Subsequent to the completion of the 2002 drilling programme the Company did additional geophysical programmes on a portion of the property.

As a result of the work done on the Michaud property in 2002 the Company has identified significant gold mineralization over a strike extent of approximately 2.5 kilometers.  The property includes an additional approximately 6.5 kilometers of strike.  As a result of an analysis of the 2002 exploration work a further drilling programme has been recommended to Management – which the Company expects to initiate as soon as local conditions permit.  The recommended programme has an estimated cost of $700,000.

Effective April 29, 2003 the Company closed a brokered private placement of 1,520,000 Units at $0.22 each providing the Company with gross proceeds of $334,000.  The placement is part of a proposed larger brokered private placement – and if the broker is successful in selling additional units additional closings will occur.  It is estimated that as of the close of business April 30, 2003 the Company had approximately $650,000 in working capital on hand.

Effective January 17, 2003 the Company signed an Amendment Agreement with the owner of the Michaud property, Moneta Porcupine Mines Inc., amending the 2001 Agreement.  In the Amendment the Michaud property is essentially divided into an eastern smaller portion (which contains the inferred mineral resource of 468,000 ounces of gold – 2.4 million tonnes of rock containing an average of 6.07 grams of gold per tonne).  In this eastern portion the Company will continue to have the right to earn a 60% interest.  The Company will be able to extend the deadline for earning a 60% interest by the completion of a bankable feasibility study from May 15, 2007 to May 15, 2010 by paying the following amounts to Moneta (or issuing Acrex shares of equivalent value):  May 15, 2007 - $50,000 / May 15,

2008 - $150,000 / May 15, 2009 - $250,000.  This portion contains the inferred resource established by Barrick in 1996 of 2.4 million tons averaging 6.07 grams of gold per ton (or a total of 468,400 ounces of gold).

In the larger western portion (where the 2003 drilling programme will be conducted) the Company can now complete the earning of a 50% interest by spending a total of $1,000,000 on the Property (including the approximately $400,000 already spent) by May 15, 2004.  Acrex can increase its interest in the balance of the Property to 70% by giving Moneta a notice (which will create a firm obligation) that Acrex may spend an aggregate total of $2,750,000 on the Property by May 15, 2007.

An original provision in the Agreement whereby Acrex could, after having spent $1,000,000 on the Property, elect not to proceed and to instead take a 1% NSR in the Property has been deleted.  If Acrex does not spend the aggregate total of $2,750,000 on the Property it will lose the right to acquire any interests in the area containing the South and Southwest Zones.

The Company completed the filing of a Form 20F Registration Statement with the United States Securities and Exchange Commission –effective December 6, 2002.  The Company filed an Amended Form 20F with the U.S. SEC – which became effective April 21, 2003.  The amended 20F was filed in response to vetting comments received from SEC staff and to update the information contained in the document.

In western Canada, publicly traded companies which satisfy the requirements to be designated as a “qualified issuer” can issue private placement securities with a 4-month hold period instead of the normal 12-month hold period.  Normally, this is achieved by filing with the Securities Commission an Annual Information Form.  However, because the Company filed a Prospectus it also thereby became a qualified issuer.  Because it has been able to issue private placement securities with only a 4-month hold period attached to them it has been more successful in effecting the two private placements referred to earlier in this Report.

Because 2002 was a year of quite considerable activity by the Company its general and administrative expenses for the year of $240,433 substantially exceeded  the expenses during 2001 which was a year of relative inactivity by the Company.

To expand the Company’s mineral property base it has acquired a block of newly staked claims in the Ungava area of northern Quebec.  The claims are in an area which has had considerable exploration activity in recent months.  The Company has not sought any recommendations from its geologist as to any work to be done on the claims and has no present plans to conduct work on the claims.  The Company has also initiated negotiations with a view to acquiring some attractive mineral claims in Arizona, U.S.A.  However, there is no assurance that the negotiations will be successfully concluded.

DATED:

May 12, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

AUDITORS' REPORT

To the Directors of ACREX Ventures Ltd.

We have audited the balance sheets of ACREX Ventures Ltd. as at December 31, 2002 and 2001 and the statements of stockholders' equity, earnings and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada

BEDFORD CURRY & CO.

February 7, 2003

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated February 7, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, British Columbia, Canada

BEDFORD CURRY & CO.

February 7, 2003

CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

BALANCE SHEETS

December 31, 2002 and 2001 — *Expressed in Canadian dollars*

		2002	2001
ASSETS			
Current			
Cash	$	**554,856**	1,679
Accounts receivable		**30,014**	484
Total current assets		**584,870**	2,163
Mineral property *[Note 3]*		**387,643**	-
Deferred share issue costs		**-**	22,375
Total assets	$	**972,513**	24,538
LIABILITIES			
Current			
Accounts payable and accrued expenses	$	**15,454**	116,142
Total liabilities		**15,454**	116,142
STOCKHOLDERS' EQUITY			
Share capital *[Note 4]*		**3,876,123**	2,590,605
Deficit		**(2,919,064)**	(2,682,209)
Total stockholders' equity		**957,059**	(91,604)
Total liabilities and stockholders' equity	$	**972,513**	24,538

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"
Director

"CARL R. JONSSON"
Director

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange.

The Company's principal business activity is the sourcing, exploration and development of mineral properties. The Company is currently seeking and investigating new mineral exploration opportunities.

The Company incurred a loss of $236,855 for the year ended December 31, 2002 (2001: $91,797, 2000: $66,932) and has a deficit of $2,919,064 at December 31, 2002 (2001 : $2,682,209), which has been funded primarily by the issuance of equity.  The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

The financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities at amounts different from those reflected in these financial statements and at amounts different from those reflected in the accompanying financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

Mineral Property - The Company records its interest in mining claims and properties at cost whereby all direct and indirect costs of acquiring and exploring its mineral properties are capitalized. Option payments receivable by the Company are credited against mineral property costs when received. When the mineral property is brought into production, the costs will be amortized on a unit of production basis over economically recoverable reserves.  Mineral properties and deferred costs are written off when properties are abandoned or sold.

Amounts recorded for mineral properties represent costs incurred to date and are not intended to reflect present or future values.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves and future production.

Stock options- Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on "Stock-Based Compensation and Other Stock-Based Payments".  These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value.  The Company, as permitted by the new recommendations, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees and in accordance with the recommendations will provide certain pro forma information required by the fair value method of accounting for stock options for non-employees.

Earnings per share - Effective January 1, 2002, the Company retroactively adopted the new accounting recommendations made by the CICA for presentation and disclosure of basic and diluted earnings per share.   The Company has adopted the "treasury stock method" in computing earnings per share.  The retroactive impact of adopting the new recommendations had no significant impact on the Company's basic and diluted earnings per share.  Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

For the period ended December 31, 2002, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Deferred share issue costs - Share issue costs incurred prior to the issuance of share capital are deferred and deducted from share capital when the shares are issued.

Income taxes - The Company follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates.  The effect of a change in income tax income rates on future income tax liabilities and assets is recognized  in income in the period that the change occurs.

Financial instruments - The Company's financial instruments consists of cash, accounts receivable and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting period.  Actual results could differ from those estimates.

3.  MINERAL PROPERTY

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

3.  MINERAL PROPERTY (continued)

Michaud gold property, Ontario, Canada - On September 1, 2001, the Company agreed (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta") to acquire a 60% interest in a mineral property consisting of 76.91 mineral claims in the Michaud Township, Ontario (the "Property").

The Agreement grants to the Company the right to earn a 60% interest in the Property by:

(a)

expending not less than $500,000 on work on the Property by May 15, 2004;

(b)

of the work referred to in paragraph (a), not less than $300,000 will have to have been completed prior to

 December 31, 2002;

(c)

completing additional work so that the Company will have spent at least $1,000,000 in work on the Property by May 15, 2005;

(d)

committing  to and completing a bankable feasibility study on the Property by May 15, 2007.

To maintain its rights beyond December 31, 2002, if the Company has satisfied the requirement in sub-clause (b) above, but has not by that date performed at least $500,000 of work on the Property, the Company must prior to December 31, 2002 give to Moneta a commitment that it will, prior to December 31, 2003, do such additional work on the Property so that it shall have prior to December 31, 2003 done not less than $500,000 of work on the Property.

4.  SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The issued share capital is as follows:

(a) - On May 16, 2002, the Company issued 3,974,667 units for proceeds of $1,249,975 pursuant to its public prospectus offering dated February 20, 2002.  The 3,974,667 units included 2,823,167 non-flow-through units at $0.30 per unit and 1,151,500 flow-through units at $0.35 per unit. Each flow-through and non-flow-through unit was comprised of one common share and one share purchase warrant. The warrants attached to the non-flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003 and $0.40 per share until May 19, 2004.  The warrants attached to the flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003.  Additionally, 794,933 non-transferable Agent warrants were issued which entitle the holder to purchase one share at $0.30 per share until May 16, 2003.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

4.  SHARE CAPITAL (continued)

(b) - On August 8, 2002, the Company issued 633,333 units for proceeds of $190,000 pursuant to non-brokered private placements.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one share at $0.35 per share until August 8, 2003 and $0.40 per share until August 8, 2004.

(c) - On June 13, 2002, the Company issued 5,000 shares for proceeds $1,500 pursuant to the exercise of warrants.

Escrow shares - A total of 962,561 shares (2001: Nil) are held in escrow being released semi-annually on a pro-rata basis with the final release on May 21, 2005.

Stock options - The Company has issued stock options as follows:

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

5.  COMMITMENT

The Company is committed to spending flow-through share proceeds on exploration and development activities and to renouncing $403,025 of eligible Canadian Exploration Expenditures to the eligible shareholders by December 31, 2003 with an effective renunciation date of December 31, 2002.

As at December 31, 2002, the Company has spent $362,643 of the proceeds on exploration activities.

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $50,221 (2001: $49,450), from a law firm of which a director is a member. Accounts payable and accrued expenses includes $5,976 (2001: $72,375) due to the law firm.

The Company incurred management fees of $42,000 (2001: Nil) and equipment rental of $6,628 (2001: Nil) from a company owned by a director of the Company.

The Company incurred geologist fees of $38,094 (2001: Nil) from a company owned by a director of the Company.

Accounts payable includes $5,062 (2001: $21,968) due to a company owned by a director/shareholder.

7.  INCOME TAXES

The Company has non-capital losses of $417,000 which begin to expire in 2007 and Canadian development expenses of $25,000 which are available to be applied against any future taxable income.   No previous benefit of these losses has been recognized in the financial statements.

Additionally, the Company has renounced to its flow-through shareholders the benefits of $403,025 of Canadian exploration expenditures as defined in subsection 66(15) of the Canadian Income Tax Act.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

7.  INCOME TAXES (continued)

8.  STOCK-BASED COMPENSATION

As described in Note 2, the Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation.   Accordingly, no compensation expense has been recognized for options granted during the period.  Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for stock options had been applied.  The Company used the Black-Scholes option valuation model to value the stock options granted during the  quarter.  The Black-Scholes model was developed for use in  estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

3.74%

Expected dividend yield

0%

Expected stock price volatility

40%

Expected life of options

3 years

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

9.  SEGMENTED INFORMATION

The Company operates in a one business and geographical segment: Mineral exploration and development in Canada.

10. SUBSEQUENT EVENTS

Michaud gold property, Ontario, Canada - On January 21, 2003, the Company signed a letter agreement with Moneta Porcupine Mines Inc.("Moneta") amending the terms of the original agreement to earn an interest in the Michaud gold property.  The principal terms of the amendment are the property will be divided into separate areas as follows:

South and Southwest zones - The Company will be able to extend the deadline for earning a 60% interest by the completion of a bankable feasibility study from May 15, 2007 to May 15, 2010 by paying the following amounts to Moneta or issuing Company shares of equivalent value:

May 15, 2007

$

50,000

May 15, 2008

$

150,000

May 15, 2009

$

250,000

Remainder of property - The Company can now complete the earning of a 50% interest by spending a total of $1,000,000 on the Property by May 15, 2004.  An additional 20% can be earned by giving Moneta a notice that the Company will spend an aggregate total of $2,750,000 on the property by May 15, 2007.

Mineral property, Quebec, Canada - The Company has entered into an agreement to acquire a block of contiguous mineral claims located int the Nunavik (Ungava) region of Northern Quebec at a cost of approximately $16,000.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

Stock based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock issued to employees. The Company uses the Black Scholes option pricing model to value its stock options as described in Note 7.

Flow through shares - Under U.S. GAAP proceeds from the sale of flow through shares would be classified as restricted cash until the expenditure actually occurs.  As of December 31, 2002, for U.S. GAAP purposes, $40,382 would be restricted.

Under U.S. GAAP the balance of the unexpended proceeds from the flow-through share issuance would also be setup as a liability.

Net earnings per share - Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

Mineral properties - Under Canadian GAAP acquisition and exploration costs are capitalized.  Under U.S. GAAP costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed, as there are no capitalized properties for U.S. GAAP purposes.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

| | | 2002 | 2001 |
|---|---|---|---|
| Total assets under Canadian GAAP | $ | 972,513 | 24,538 |
| Adjustment - to U.S. GAAP | | - | - |
| Total assets under U.S. GAAP | $ | 972,513 | 24,538 |
| Total liabilities under Canadian GAAP | $ | 15,454 | 116,142 |
| Adjustment - to U.S. GAAP | | 40,382 | - |
| Total assets under U.S. GAAP | $ | 55,836 | 116,142 |
| Total stockholders' equity (deficit) under Canadian GAAP | $ | 957,059 | (91,604) |
| Adjustment - to U.S. GAAP | | (428,025) | - |
| Total equity (deficiency) under U.S. GAAP | $ | 529,034 | (91,604) |
| Total equity (deficiency) and liabilities under U.S. GAAP | | 584,870 | 24,538 |

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

| | | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| **Numerator** | | | | |
| Net earnings (loss) | $ | (734,440) | (91,797) | (66,932) |
| **Denominator** | | | | |
| Weighted average number of common shares outstanding | | 6,118,716 | 3,165,414 | 3,056,516 |
| Basic and diluted net earnings (loss) per share | | (0.12) | (0.03) | (0.02) |

Diluted net earnings (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2002, the Company had 740,000 (2001: Nil, 2000: Nil) stock options outstanding and 5,683,633 (2001: Nil, 2000: Nil) warrants outstanding which have not been included in the calculation of diluted net earnings (loss) per share because their effect would have been antidilutive.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent pronouncements:

Business combinations - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

Goodwill and Intangible Assets - In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 will have a material impact on the Company's financial position or results of operations.

Accounting for the impairment or disposal of long lived assets - In August 2001, the FASB issued SFAS No. 144 "Accounting for the impairment or disposal of long lived assets", which retains, in general, the requirements of SFAS No. 144 and addresses significant implementation issues.  The provisions of SFAS No. 144 are effect for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively.  The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

Reporting gains or losses from extinguishment of debt - On May 7, 2002, the FASB issued SFAS No. 145, which rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishment of Debt Made to Satisfying Sinking-Fund Requirements", and amended SFAS No. 13, "Accounting for Leases". The provisions are effective for fiscal years beginning after May 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

Accounting for costs associated with exit or disposal activities - On July 30, 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions are effective for exit or disposal activities that are initiated after December 31, 2002.